ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

26 October 2007

Santos acquires interests in Bangladesh

Santos today announced that it has acquired various assets in Bangladesh, including a 37.5% interest in the Sangu gas field and a portfolio of exploration acreage from Cairn Energy PLC.

The net average gas production from the Sangu field to 30 September 2007 was 34 million cubic feet per day and net proven and probable (2P) gas reserves acquired are approximately 34 billion cubic feet (both figures net to the 37.5% interest acquired).

The portfolio provides Santos with a 37.5% interest in the Magnama gas exploration well which spudded on 3 October in offshore Block 16 and is expected to reach total depth by early December 2007.

The consideration for the acquisition is US$50 million payable in cash at completion, and also contingent payments of, in aggregate, US$20million, payable in tranches dependent upon future development resulting from the current exploration drilling programme.

Commenting on the acquisition, Santos' Managing Director, John Ellice-Flint highlighted that this is consistent with Santos' stated strategy of becoming a leading Asian energy company.

"This new country entry is very attractive for Santos and provides exposure to material exploration upside in a proven prolific hydrocarbon province."

"We are pleased to be partnering with Cairn, who have extensive experience in the region."

"This acquisition is another step in our Asian growth strategy, and follows on from our capture of a prospective acreage position in the Bay of Bengal offshore India in early 2007."

Santos International Holdings Pty Ltd, a wholly owned subsidiary of Santos Limited, has acquired Cairn Energy Bangladesh Limited from Capricorn Energy Limited, a subsidiary of Cairn Energy PLC which holds the following assets:

- a 37.5% interest in the Sangu Development Area;
- a 37.5% interest in Block 16 exploration acreage; and
- a 45% interest in exploration Blocks 5 and 10.

All of the permits will continue to be operated by Cairn, who will retain holdings equal to those acquired by Santos.

A map showing the location of these permits is attached.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Bangladesh


Bangladesh
Dhaka
India
India
Kolkata
BLOCK 5
BLOCK 10
Sangu Development Area
Chittagong
Sangu Field
BLOCK 16 Exploration
Burma
Bay of Bengal
NEC-DWN-2004/2
NEC-DWN-2004/1
0
100
kilometres

LEGEND

- Santos Acreage
- Existing Santos Acreage
- Oil Field
- Gas Field



TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

30 October 2007

Mutineer-13 Drilling Result

Santos advises that the Mutineer-13 appraisal well has reached its total depth and will now be plugged and abandoned, with the primary reservoir objective intersected low to prognosis and water saturated.

Mutineer-13 was an appraisal well located approximately 1.8 kilometres west-south-west of the Mutineer-3 well, and was designed to test for a potential south westerly extension of the Mutineer field.

This result has no impact on Santos' existing proven and probable (2P) oil reserves for the Mutineer and Exeter fields, however it has the effect of removing some of the possible (3P) reserve and production upside attributable to this well location.

The Songa Mercur drilling rig will now proceed with planned work-over activity on existing Mutineer-Exeter production wells.

Further drilling in the vicinity of the Mutineer-Exeter fields is planned for 2008 with several appraisal and near field exploration wells under consideration for a campaign commencing in the second quarter of 2008.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

25 October 2007

Third Quarter Activities Report

Santos today announced third quarter production of 15.0 million barrels of oil equivalent (mmboe), 10% lower than the previous corresponding period and 4% lower than the second quarter of 2007.

This primarily reflects lower Cooper Basin gas production due to natural field decline, lower oil production from the Mutineer-Exeter field due to equipment failure which is expected to be rectified during the fourth quarter, and a planned 31 day shutdown of the Bayu-Undan field and associated processing facilities.

The 2007 full year outlook is for production of between 59 and 60 mmboe, which is within the previous guidance of 59 to 61 mmboe.

Total third quarter sales revenue of $627.2 million was in line with Q2 2007, although 17% below the previous corresponding period of Q3 2006, due to lower third party gas sales and the stronger A$/US$ exchange rate which resulted in an 5% decline in realised A$ oil prices.

The average realised gas price of $3.91 was a record for the company, and represented an increase of 7% over the past year. This reflects higher prices across Santos' gas portfolio, including the impact of spot gas sales in eastern Australia during the quarter.

Commenting on the third quarter result, Santos' Managing Director, John Ellice-Flint highlighted a number of planned activities to restore production rates during the fourth quarter.

"We are pleased that oil production from the Oyong field commenced in late September, with gross production of over 10,000 barrels per day achieved."

"At Mutineer-Exeter, we currently have a rig on site and anticipate that if successful the appraisal and workover program during this quarter will increase gross oil production rates by between 5,000 and 10,000 barrels per day."

"A key focus for Santos during the fourth quarter will be on improving the performance of the Cooper Oil Project, where production has been curtailed as a result of ongoing transportation issues related to wax build-up and the closure of the Moonie to Brisbane pipeline. Contingency planning to rectify these issues and restore production is well advanced, and we continue to expect to achieve net daily production of 14,000 bopd by the end of 2007."

"The 2007 Cooper Oil drilling program has identified fewer development drilling opportunities within the areas initially targeted. As a result, the 2008 drilling program will be scaled back to a total of approximately 90 exploration, delineation and development wells. This will ensure that capital

continues to be deployed effectively within our current infrastructure constraints, and will allow time for the project team to rebuild the inventory of future drilling opportunities."

"Whilst the Cooper Oil production rate will increase from current levels, the lower 2008 drilling activity is expected to reduce the rate as compared with previous market guidance, with the actual outlook dependent on 2008 drilling outcomes."

"Within our portfolio, we have a large number of organic growth projects in various stages of development, including domestic gas developments at Reindeer in Western Australia and Kipper and Henry offshore Victoria; an oil development planned at the Dua and Blackbird fields in Vietnam; and a number of high value LNG developments including Gladstone LNG and PNG LNG.

"Shifting our focus towards higher margin businesses, and monetising our contingent resource base of over 2.2 billion barrels of oil equivalent remains our priority, as successful execution of this strategy has the potential to add significant shareholder value."

"We are pleased with the SA Government's decision last week to introduce legislation to repeal the 15% shareholding cap. This is clearly a positive for the company and its shareholders. As a result, subject to Parliamentary approval, we will be in a position to continue to pursue the opportunities created by growing regional energy demand, but now on a level playing field with other listed companies."

Other activities during and subsequent to the third quarter included:

- Formal conclusion of the Bayu-Undan field reserves re-determination process which confirmed an increase in Santos' working interest in the Bayu-Undan LNG, LPG and condensate development from 10.6% to 11.4%.

- The commencement of Front End Engineering and Design (FEED) for the Reindeer gas field in the Carnarvon Basin, offshore Western Australia. The proposed production capacity is approximately 110 Terajoules per day of sales gas commencing in 2010.

- Ongoing monitoring of the Sidoarjo mudflow incident in the Brantas PSC in Indonesia (Santos non-operating 18% interest). A net provision of A$67 million (after recognition of insurance proceeds) was recorded in Santos' accounts as at 31 December 2006 and was maintained unchanged at 30 June 2007.

- The onset of PRRT payments at the Mutineer-Exeter oil field at the end of the third quarter 2007 due to certain historical carry forward expenditure being disallowed. PRRT liabilities were previously assumed to commence in 2008. The total pre-tax guidance for PRRT and similar taxes across the Santos Group for the 2007 full year is now between $80 and $90 million, up from $30 million previously advised.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 30 SEPTEMBER 2007.

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 30 September 2007 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q3 2007	Q3 2006	Q2 2007	2007	2006	2006
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	25.9	29.8	24.9	73.6	81.8	109.2
Surat/Bowen/Denison	8.3	7.9	8.3	24.6	21.9	29.4
Amadeus	3.1	3.1	3.2	9.7	9.0	12.7
Otway/Gippsland	8.4	8.7	8.2	24.1	20.7	26.3
Carnarvon	7.8	9.0	8.4	23.8	24.0	31.7
Bonaparte (LNG)	3.0	3.9	4.7	11.4	8.9	13.1
Indonesia	5.3	1.1	4.3	14.0	3.3	6.8
USA	0.7	1.3	1.0	2.9	4.8	6.1
Total Sales Gas, Ethane and LNG Production	62.5	64.8	63.0	184.1	174.4	235.3
Total Sales Volume	64.1	73.6	64.0	186.6	193.2	254.8
Gas Price (Avg A$/GJ)	3.91	3.66	3.84	3.86	3.70	3.78
Total Sales Revenue (A$m)	250.6	269.3	245.9	720.4	715.6	963.0
Condensate (000's bbls)						
Cooper Basin	388.8	427.1	437.4	1189.0	1194.4	1618.9
Surat/Denison	5.7	5.8	4.8	16.8	18.4	24.0
Amadeus	14.7	12.3	21.3	66.6	47.2	58.0
Otway	8.5	8.0	7.0	22.0	17.5	23.2
Carnarvon	111.6	111.9	126.7	338.3	295.6	424.6
Bonaparte	364.5	541.8	419.0	1229.8	1842.4	2384.4
USA	12.3	28.0	23.5	65.4	101.5	124.2
Total Condensate Production	906.1	1134.9	1039.7	2927.9	3517.0	4657.3
Total Sales Volume	909.9	1086.7	1041.4	3055.3	3498.3	4623.9
Condensate Price (Avg A$/bbl)	81.50	94.14	91.40	80.40	87.32	85.93
Condensate Price (Avg US$/bbl)	69.85	71.24	75.70	66.03	65.40	65.12
Total Sales Revenue (A$m)	74.2	102.3	94.1	245.7	305.5	397.3
LPG (000 t)						
Cooper Basin	44.2	54.2	44.7	130.4	149.3	200.6
Surat/Denison	0.0	0.0	0.0	0.1	0.0	0.0
Bonaparte	17.5	23.8	23.2	57.4	80.8	106.3
Total LPG Production	61.7	78.0	67.9	187.9	230.1	306.9
Total Sales Volume	81.6	56.3	51.8	205.4	211.5	294.0
LPG Price (Avg A$/t)	661.33	754.48	748.84	692.65	735.52	703.28
Total Sales Revenue (A$m)	54.0	42.5	38.8	142.3	155.6	206.8
Crude Oil (000's bbls)						
Cooper Basin	722.1	894.6	794.3	2352.2	2561.0	3455.1
Surat/Denison	7.9	18.2	16.7	43.4	48.9	66.8
Amadeus	42.2	44.7	39.2	117.5	105.0	139.3
Legendre	104.0	148.5	88.9	290.7	326.4	462.0
Thevenard	100.6	115.8	91.9	287.7	289.1	390.4
Barrow	187.8	188.4	169.0	504.0	511.2	687.5
Stag	720.5	727.8	648.1	1810.3	2159.4	2768.9
Mutineer Exeter	853.9	1482.7	1264.4	3248.6	3530.5	4865.1
Elang/Kakatua	0.3	48.1	36.7	76.5	115.5	160.8
Jabiru/Challis	45.4	34.9	37.8	111.0	123.3	157.1
Indonesia	20.5	24.9	35.4	84.5	87.5	111.6
SE Gobe	59.6	65.1	55.5	171.1	201.5	267.5
USA	4.8	9.4	6.8	18.8	27.0	38.6
Total Crude Oil Production	2849.6	3803.1	3284.7	9116.3	10086.3	13570.7
Total Sales Volume	2692.7	3571.5	2988.4	8518.3	9544.7	13452.2
Oil Price (Avg A$/bbl)	92.28	96.71	85.30	86.11	93.88	89.35
Oil Price (Avg US$/bbl)	79.09	73.18	71.43	70.72	70.32	67.71
Total Sales Revenue (A$m)	248.4	345.4	255.0	733.5	896.1	1202.0
TOTAL						
Production (mmboe)	15.0	16.6	15.6	45.1	45.3	61.0
Sales Volume (mmboe)	15.3	17.7	15.4	45.2	47.8	64.1
Sales Revenue (A$m)	627.2	759.5	633.8	1841.9	2072.8	2769.1

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not generally subject to seasonal variations.

Cooper Basin

Sales gas and ethane production of 25.9 petajoule (PJ) was 13% lower than Q3 2006, reflecting natural field decline and lower contract volumes.

Condensate production of 0.39 million barrels (mmbbl) was 9% lower than Q3 2006 due to lower gas production.

LPG production of 44,200 tonnes was 19% lower than Q3 2006 reflecting natural field decline.

Crude oil production of 0.72 mmbbl was 9% lower than Q2 2007 due to transportation issues with high pour point crude and the shut-in of the Moonie to Brisbane pipeline. Further discussion in relation to the Cooper Oil Project is included in section 2.4 of this report.

Surat Basin/Bowen Basin/Denison Trough

Sales gas production of 8.3 PJ was 5% higher than Q3 2006 due to increased production from the Fairview field. Gross Fairview production at the end of the quarter was 70 TJ/day, at an average of approximately 0.9 TJ/day per well.

Amadeus Basin

Sales gas production of 3.1 PJ was in-line with Q3 2006.

Otway Basin/Gippsland Basin

Aggregate sales gas production of 8.4 PJ was 3% lower than Q3 2006, due to natural field decline at Patricia Baleen offset by higher customer demand for gas from the Casino field.

Carnarvon Basin

Gas production from the John Brookes field of 7.8 PJ was 13% lower than Q3 2006 reflecting short term volatility in customer demand.

Net production from Mutineer-Exeter of 0.85 mmbbl was 33% lower than Q2 2007, representing an average gross production rate of 27,890 barrels of oil per day. Production rates from the field were impacted by the failure of Electric Submersible Pumps (ESPs) in three wells, Exeter-4AH, Exeter-8 and Mutineer-4 and the onset of decline at Mutineer-12.

Production is continuing under natural flow at reduced rates at both Exeter wells and ESP lift at Mutineer-4 was re-instated in mid September via a subsea intervention. The Songa Mercur rig commenced operations in mid September and is currently drilling the Mutineer-13 appraisal well. Following this, the rig will undertake workover activities prior to the onset of the cyclone season. Gross field production rates are currently averaging approximately 25,000 bopd.

Stag oil production of 0.72 mmbbl was 11% higher than Q2 2007 reflecting a return to normal production after planned maintenance that was completed during May 2007.

Legendre oil production of 0.1 mmbbl was 17% higher than Q2 2007 reflecting a return to normal production following well activities completed during April 2007.

Barrow Island oil production remained stable when compared with Q2 2007 at 0.17 mmbbl.

Thevenard Island production of 0.1 mmbbl was 10% higher than Q2 2007.

Timor Sea
Crude oil production from the Timor Sea (including Elang/Kakatua, Jabiru and Challis) of 0.05 mmbbl was 38.5% lower than Q2 2007 due to the cessation of production from Elang and Kakatua in July 2007.

Bonaparte Basin
Gross Bayu-Undan LNG production of 624,000 tonnes (35 PJ) was 21% lower than Q3 2006 reflecting the planned maintenance shutdown activities which commenced on 13 September 2007 and was completed on 14 October 2007. Santos' net entitlement production of 54,000 tonnes (3 PJ), was 23% lower than Q3 2006.

Gross Bayu-Undan condensate production of 5.15 mmbbl was 21% lower than Q3 2006. Santos' net entitlement production of 0.36 mmbbl, was 33% lower than Q3 2006.

Gross Bayu-Undan LPG production of 216,000 tonnes was 23% lower than Q3 2006. Santos' net entitlement production of 17,500 tonnes was 27% lower than Q3 2006.

Indonesia
Sales gas production from Brantas, Kakap and Maleo of 5.3 PJ was higher than Q3 2006 due to the start-up of the Maleo gas project in Q3 2006.

Production from the Maleo field continues to be impacted by capacity restrictions in the East Java gas pipeline (operated by Pertamina) following a rupture of this line during November 2006. Gross production rates from Maleo are currently limited to approximately 92 TJ/day.

Indonesian crude oil production of 0.02 mmbbl was 42% lower than Q2 2007 due to natural field decline.

Papua New Guinea
Oil production at SE Gobe of 0.06 mmbbl was 7% higher than Q3 2007.

United States
Q3 2007 attributed production of 0.7PJ reflects the completion of the sale of all of Santos' United State business activities during the quarter.

2. CAPITAL EXPENDITURE

Total exploration, delineation and development expenditure is summarised in the table below:

	Quarter Ended			YTD		Full Year
Expenditure Summary ($ millions)	Q3 2007	Q3 2006	Q2 2007	Q3 2007	Q3 2006	2006
Exploration						
Capitalised	15.9	37.0	(6.3)	7.2	75.3	85.7
Expensed	34.4	48.3	33.3	88.5	117.3	172.8
Delineation						
Capitalised	44.2	69.7	35.6	124.9	131.9	184.9
Expensed	11.0	12.4	26.1	56.9	42.3	68.7
Development	149.9	212.1	280.0	606.1	509.9	794.0
Total Expenditure	255.4	379.5	368.7	883.6	876.7	1,306.1

2.1 EXPLORATION ACTIVITY

Exploration expenditure was $50.3 million in Q3 2007.

Exploration drilling activity during the third quarter is shown in the table below:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Totem-1	Carnarvon Basin	Oil	33.4	P&A
Fletcher-1	Carnarvon Basin	Oil	33.4	P&A, non-commercial oil discovery
*ST TR 54-L1 (Cougar West)	USA – offshore	Gas	22.5	P&A
*Pancing-1X	West Natuna Basin	Gas	9.0	P&A, non-commercial oil & gas discovery

* Spudded during second quarter.

Totem-1 located in the eastern Carnarvon Basin spudded on 25 July 2007 and was drilled to a total depth of 1,950 metres. The well was plugged and abandoned with no significant hydrocarbon indication.

Fletcher-1 located in the northern Carnarvon Basin spudded on the 24 July 2007 and was drilled to a total depth of 2,970 metres. Evaluation indicated the presence of a 7 metre oil column. The well was subsequently sidetracked and intersected a 10 metre oil column. Further evaluation will be required to determine the hydrocarbon volumes of the greater Fletcher area.

ST TR 54-L1 (Cougar West) located offshore USA spudded on 5 May 2007 and was drilled to a total depth of 5,995 metres. The well was plugged and abandoned with no significant hydrocarbon indication.

Pancing-1X located in the Kakap PSC, West Natuna Basin spudded on 26 June 2007, reached a total depth of 3,638 and was plugged and abandoned as a non-commercial oil and gas discovery. The well was operated by Star Energy.

Seismic Activity

Seismic activity during the third quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km^2	Status
T66, NAC	Watson 3D, Cooper Basin	3D Land	177	Complete
Block 101-100/04	Song Hong Basin	3D Marine	437	Complete
PPLs 33,42,43,166, PELs101 & 105	Bookabourdie 3D, Cooper Basin	3D Land	54	Complete
PPLs 33,42,44	Bookabourdie 3D Q Trial, Cooper Basin	3D Land	35	Complete
PPLs 33,42,44	Bookabourdie 3D Hi Res Trial, Cooper Basin	3D Land	27	Ongoing
PPLs 17,19,20,29, 52,55,56,154,180,196, AFLs 56-69	Tirrawarra 3D, Cooper Basin (Phase 1)	3D Land	141	Complete
NT/RL1 & WA6R	Petrel, Bonaparte Basin	3D Marine	241	Ongoing
T32P	CSEM, Sorrel Basin (Controlled Source Electro Magnetic Survey)	2D Marine	88	Complete
WA274P	WA274P, Browse Basin (Phase 1)	2D marine	242	Complete

2.2 Forward Exploration Drilling – 2007

Drilling Opportunity	Basin / Area	Oil/Gas	Santos WI	Indicative Prospect Upside Resource Potential (mmboe) Unrisked			Expected Spud Quarter
				0-50	50-100	100-250	
Mahogany 1	Surat/Bowen	Oil	53.75%	√			Q4
Montegue 1	Cooper	Gas	60.06%	√			Q4
Ichthys North 1	Browse	Gas	30%			√	Q4
Norbill 1	Dampier	Gas	22.6%	√			Q4

The exploration portfolio is constantly being optimised therefore the above program may vary as a result of drilling outcomes, new prospects maturing and rig availability.

2.3 Delineation Activity

Total delineation expenditure in Q3 2007 was $55.2 million, of which near-field exploration and exploration appraisal expenditure was $20.1 million and development appraisal expenditure was $35.1 million.

The table below details the delineation wells drilled during the third quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Mudlalee 4	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Calvin 1	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Tonno 1	Cooper/Eromanga - SA	Oil	66.6	P&A
Scratchy 1	Cooper/Eromanga - SA	Oil	66.6	P&A
Hawkins 1	Cooper/Eromanga - SA	Oil	66.6	P&A
Granchio 1	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Jena 22	Cooper/Eromanga - SA	Oil	86.81	C&S, successful oil
Jena 28	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
McKinlay 5	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Stimpee 3	Cooper/Eromanga - SA	Oil	100	C&S, successful oil
McKinlay 6	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Tindilpie 5	Cooper/Eromanga - SA	Gas	66.6	P&A
Tindilpie 6	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Gambero 1*	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Piniata 1	Cooper/Eromanga - SA	Oil	55.5	P&A
Bronzewing 1	Cooper/Eromanga - SA	Oil	66.6	P&A
Big Lake 86	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Carney South 1	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Warragon 1	Cooper/Eromanga - QLD	Oil	4.9	C&S, successful oil
Muchacho 1	Cooper/Eromanga - QLD	Oil	55.5	P&A
Naccowlah West 20	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Naccowlah West 21	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Tagleberry 20	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Tagleberry 22	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Takyah 5	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Mulberry 32	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Naccowlah 3	Cooper/Eromanga - QLD	Oil	55.5	P&A
Naccowlah South 15*	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Jackson South 13	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Pitchery 3	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Jackson South 12/12A	Cooper/Eromanga - QLD	Oil	55.5	P&A
Chilla 2	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil

Maitland 2/CH1	Carnarvon Basin	Gas	18.71	P&A
Mutineer 13	Carnarvon Basin	Oil	33.4	Drilling
Maitland 3H	Carnarvon Basin	Gas	18.71	P&A, non-commercial gas
Fairview 240	Bowen Basin	CSG	79.5	C&C, successful gas
Strathblane Noth 1	Bowen Basin	CSG	79.5	C&C, successful gas
Glen Idol 1	Bowen Basin	CSG	79.5	Suspended
Katrina 1	Bowen Basin	CSG	79.59	P&A
Niella East 1	Surat Basin	CSG	100	P&A
Hermitage	Surat Basin	CSG	100	C&C, successful gas

* Spudded during second quarter.

2.4 Development Activity

Development expenditure during the third quarter was $149.9 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Talgeberry 18	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Mulberry 31	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Mulberry 33	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Mulberry 34	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Alwyn 7*	Cooper/Eromanga - QLD	Oil	66.6	C&S, successful oil
Mooriari 12	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Big Lake 17DW1	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Moomba 179	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Big Lake 84*	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Moomba 180	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Moomba 182	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Barrow Island E33A	Carnarvon Basin	Oil	28.57	C&S, successful oil
Barrow Island E23A	Carnarvon Basin	Oil	28.57	C&S, successful oil
Fairview 125*	Bowen Basin	CSG	79.5	Operations suspended
Fairview 129	Bowen Basin	CSG	79.5	C&C, successful gas
Fairview 132	Bowen Basin	CSG	79.5	C&S, successful gas
Fairview 133	Bowen Basin	Gas	79.5	C&C, successful gas
Fairview 135*	Bowen Basin	CSG	79.5	Operations suspended
Fairview 136	Bowen Basin	CSG	79.5	C&C, successful gas
Fairview 137	Bowen Basin	CSG	79.5	C&C, successful gas
Spring Gully 37	Bowen Basin	CSG	0.1	C&S, successful gas
Spring Gully 40	Bowen Basin	CSG	0.1	C&S, successful gas
Spring Gully 62	Bowen Basin	CSG	0.1	C&S, successful gas
Spring Gully 91	Bowen Basin	Gas	0.1	C&S, successful gas
KG West 1	Indonesia - Offshore	Gas	9.0	Drilling

* Spudded during second quarter.

The status of the development projects which were in progress during the quarter is as follows:

Oyong Project (Santos 45%, operator)
Oil production from the Oyong field commenced on 21 September 2007. Start-up and commissioning has progressed well, and at the date of this report production was over 10,000 bopd, which is at the upper end of the anticipated initial range.

Front end engineering design for development of the Oyong gas reserves is underway, with a final investment decision expected before the end of 2007, and first gas production anticipated in the first

half of 2009. A gas sales agreement has been signed with PT Indonesia Power, with gas to be piped via a 55 kilometre pipeline to an onshore processing facility adjacent to the Grati power station in East Java.

Cooper Oil Project (Santos 60%-100%, operator)

The status of the Cooper Oil Project is as follows:

- During Q3 2007, 34 wells were drilled, with 25 cased as producers and 9 plugged and abandoned.
- The main areas of activity have been in ATP 299 (Endeavour-Mulberry), ATP 259 (Jackson-Naccowlah trend), and in the JALBU and McKinlay fields in South Australia.
- A total of 27 wells were brought on-line, including 22 producers and 5 water injectors.
- Water injection in ATP 299 continues to achieve target rates greater than production voidage, and injection has commenced in the Merrimelia field.

Drilling results for the total project to date are presented in the table below:

	Wells	Drill Results			Wells On Line	
	Drilled	C&S	Producers	Injectors	Producers	Injectors
2007 YTD	102	76 (75%)	70	6	59	10
2006	108	84 (78%)	74	10	51	5
Total	210	160 (76%)	144	16	110	15

Production was lower during the quarter due to ongoing transportation issues, as follows:

- The Moonie to Brisbane pipeline was shut-in following an incident on 28 July 2007, and investigations are ongoing to examine the integrity of the line.
- This has necessitated the trucking of oil from the south west Queensland sector of the Cooper Basin, with the majority transported to Moomba for storage and export via Port Bonython. Trucking capacity constraints due primarily to a shortage of skilled truck drivers is having an impact on overall production levels.
- In addition, production of high pour point oil from certain wells in the South Australian sector of the Cooper Basin resulted in wax blockage in a pipeline, necessitating the shut-in of these wells.
- At the time of writing this report, Santos' share of Cooper Oil production was approximately 9,400 bopd, with a further 4,600 bopd shut in, including as a result of the transportation issues.
- The cost of trucking oil is likely to add approximately $4 per barrel to Santos' Cooper Oil operating costs in the second half.

The transportation issues are being addressed on a number of fronts:

- A new pipeline is to be built from Jackson to Moomba, with construction expected to commence during Q4 2007, subject to necessary government approvals, and be completed by mid 2008.
- As an interim measure, additional truck drivers are being recruited and trained.
- Modifications to the Limestone Creek processing plant are underway to enable the processing of high pour point crude, which will then be trucked to Moomba in insulated tankers. This work is expected to be completed by the end of 2007.

The 2007 drilling program has identified fewer development drilling opportunities within the areas initially targeted, particularly in ATP 299 (Endeavour-Mulberry). As a result, the 2008 drilling program will be scaled back to a total of approximately 90 wells.

The 2008 portfolio focus will also be weighted towards more exploration and delineation rather than development drilling.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
Tendering for the supply and installation contracts has been completed with project sanction scheduled for November 2007 and first gas targeted for Q1 2009. To allow connection of potential near field exploration success, the scope of the Henry project has been expanded to incorporate drilling and connection of the Netherby field and to pre-invest for future connections contingent on exploration success in the 2008 drilling program.

Kipper Project (Santos 35%, ExxonMobil operator)
FEED studies have been completed, with formal project sanction expected during December 2007 with first gas targeted in late 2010.

Reindeer Project (Santos 45%, Apache operator)
FEED studies commenced in August 2007 for the development of the Reindeer gas field in the Carnarvon Basin, offshore Western Australia. The field was discovered in 1997 and has a gross recoverable resource range of 410 to 640 PJ.

The FEED studies will focus on the preferred development option, which consists of an unmanned offshore platform with a pipeline to a new gas processing facility to be located on the mainland. The proposed gross production capacity is approximately 110 TJ per day of sales gas with first gas targeted for mid 2010.

Reindeer gas was offered for sale by tender in October 2007, with a strong response received from the market.

Gladstone LNG (Santos 100%, operator)
Significant progress was achieved on the proposed project to develop coal seam gas (CSG) for export via a 3 to 4 mtpa LNG liquefaction facility in Gladstone. Activities included:

- The completion of site selection studies and the securing of a suitable site in Gladstone;
- The grant of significant project status by the Queensland government;
- The commencement of gas marketing activities, with strong interest recorded by potential gas buyers in Asia and the United States;
- Continued CSG pilot and appraisal drilling in the Fairview and Roma area;
- Ongoing pre-FEED technology screening and concept selection studies.

PNG LNG Project (Santos 13.8%, ExxonMobil operator)
Pre-FEED study work continues, evaluating the technical and commercial options for developing a 6.3 mtpa LNG facility targeting first cargoes in 2013. The Project involves piping gas from the Highlands region of Papua New Guinea to an LNG plant situated on the coast of the Gulf of Papua. The Hides gas/condensate field (Santos 25% working interest) will underpin the gas volumes required, with additional gas sourced from the Juha and Angore gas/condensate fields and associated gas from the Kutubu, Gobe and Moran oil fields.

Pre-FEED activities remain on track to be completed by the end of 2007 or early 2008, at which time a FEED decision will be made.

3. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter, Santos:

- Acquired 100% of permits ATP 665P and ATP 708P in East Queensland from a private company.
- Entered into a Farmin Agreement with Macquarie Energy with respect to PSPAPP 15 in the Gunnedah Basin in New South Wales.
- Sold its United States production and exploration interests for US$70 million (A$82 million). In addition to the cash consideration, Santos is entitled to a 17.5% net profits interests in three exploration prospects targeting deep gas structures in the Texas State Waters.

4. HEDGING

There was no hedging outstanding at the end of Q3 2007.

5. QUARTERLY PRODUCTION AND REVENUE CHART


mmboe
A$m
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07
Prdn mmboe	9.6	11.6	13.0	12.9	12.5	13.8	14.9	14.8	13.8	14.9	16.6	15.4	14.5	15.6	15.0
Revenue $m	256.4	334.1	420.3	490.1	465.8	553.2	764.5	679.2	621.8	691.5	759.5	664.0	580.9	633.8	627.2

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		Conversion Factors	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
mtpa	million tonnes per annum	LNG, 1PJ	18,040 t
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		
P&S	plugged and suspended		
CTU	coiled tubing unit		

SEC FILE #82-1852

Atlas south sea pearl

ACN 009 220 053

17th October 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir,

RE: Earnings Forecast and Malaysia Expansion

The company recently completed its final pearl harvest for 2007 with in excess of 182,000 pearls having been delivered for sale for the full year. For the nine months to September 2007, 156,000 peals have been sold with revenue of $11.25M. Whilst revenue has been affected by the strong Australian dollar, the company is confident that it will achieve its total sales revenue target of $14 million for the year. It expects to show a net profit before tax in excess of $5.4M.

A review of the company's projections shows that it is likely to achieve total revenue of $16.7M in 2008 with a net profit before tax of around $6.5M.

To provide guidance to the market, the Company estimates that its total revenue for 2009 will be in the order of $17.6M. All future projections are subject to affects from currency fluctuations, farming operations and pearl market conditions.

The Company has completed its business application in Malaysia so that it can commence operations at its new sites near Semporna in the state of Sabah. Work will commence on the establishment of the pilot project before the end of 2007. The expansion into Malaysia will provide benefits including:

- Increased pearl production capacity leading to higher turnover
- Higher profit
- Geographical diversification
- Attractive tax incentives
- Sovereign risk spread

This project can be fast tracked through the supply of juvenile oysters from the existing Indonesian operations. The Company has the benefit of extensive management experience and infrastructure to bring the venture to a commercial stage of production much quicker than a typical pearling green fields project.

CRP01 Earnings Forecast Oct1707.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

This project is expected to require funding of around $7M over three years which will be financed from existing cash flow and a new debt facility which is currently being negotiated.

Within 3-5 years, this project will see the Company seeding an additional 350,000 virgin oysters annually with the opportunity to double pearl production within five years. This would generate revenue in excess of $13M per annum bringing the total pearl sales revenue to more than $30M per annum for the group.


Kota Belud
Ranau
Penampang
Papar
Tambunan
SABAH
Beaufort
Keningau
Tenom
Sipitang
Pensiangan
REFERENCE
Dual Carriage Highway with Toll
Principal Road
Railway
Boundary : State
International
River : Double Line
Country Capital
State Capital
Town/Village
SABAH
State Name

Yours faithfully

GEORGE SNOW
Chairman

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: MEO Australia Limited

ACN / ARSN: 066 447 952

1. Details of substantial holder (1)

Name: Santos Ltd and related bodies corporate (Refer Annexure A)

ACN / ARSN (if applicable): 007 550 923

The holder ceased to be a substantial holder on 23 / 10 / 2007

The previous notice was given to the company on 11 / 09 / 2007

The previous notice was dated 11 / 09 / 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
23/10/2007	Santos Ltd	*Disposal of relevant interest resulting from on* market sale of shares.	$4,997,748.43	4,433,580 fully paid ordinary shares	4,433,580

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos Limited	Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia, 5000
Each related body corporate of Santos	C/- Santos Limited Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia, 5000

Signature

print name: James Leslie Baulderstone

capacity: Company Secretary

sign here

date: 25 / 10 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure 'A' of 2 pages referred to in Form 605 "Notice of ceasing to be a substantial holder" dated 25 October 2007 and signed by me.

James Leslie Baulderstone
25 October 2007

SANTOS LTD

A.B.N. 80 007 550 923

GROUP COMPANIES

	A.B.N. or Company Number
ALLIANCE PETROLEUM AUSTRALIA PTY LTD	60 004 559 951
ASSOCIATED PETROLEUM PTY LTD	96 010 760 193
BARRACUDA LIMITED	14694
BASIN OIL PTY LTD	36 000 628 017
BONAPARTE GAS & OIL PTY LIMITED	72 060 530 109
BOSTON L.H.F. PTY LTD	60 006 992 392
BRIDGEFIELD PTY LTD	27 010 461 819
BRIDGE OIL DEVELOPMENTS PTY LIMITED	30 001 152 049
BRIDGE OIL EXPLORATION PTY LIMITED	90 008 463 401
BRONCO ENERGY PTY LIMITED	70 121 979 664
CANSO RESOURCES PTY LTD	43 002 133 833
COVEYORK PTY LIMITED	44 083 868 259
DOCE PTY LTD	60 010 498 487
FAIRVIEW PIPELINE PTY LTD	30 118 281 333
FARMOUT DRILLERS PTY LTD	54 000 393 635
GIDGEALPA OIL PTY LTD	55 111 573 883
KIPPER GS PTY LTD	63 086 449 809
LAVANA LIMITED	1-32230
MOONIE OIL PTY LTD	65 009 713 188
MOONIE PIPELINE COMPANY PTY LTD	18 009 719 484
NOVUS NOMINEES PTY LTD	11 094 398 937
PETROLEUM VENTURES B.V.	27267280
PETROMIN PTY LTD	41 009 778 787
REEF OIL PTY LTD	70 000 646 800
SANRO INSURANCE PTE LTD	200202340M
SANTOS LIMITED	80 007 550 923
SANTOS (299) PTY LTD	95 008 953 991
SANTOS AMERICAS AND EUROPE CORPORATION	* 118 031 986
SANTOS ASIA PACIFIC PTY LTD	95 050 485 099
SANTOS AUSTRALIAN HYDROCARBONS PTY LTD	83 010 850 487
SANTOS (BAWEAN) PTY LTD	17 099 332 162
SANTOS (BBF) PTY LTD	58 116 866 016
SANTOS (BOL) PTY LTD	35 000 670 575
SANTOS BRANTAS PTY LTD	35 110 095 031
SANTOS CARBON PTY LTD	14 005 699 436
SANTOS CSG PTY LTD	72 121 188 654
SANTOS DARWIN LNG PTY LTD	63 008 651 269
SANTOS DIRECT PTY LTD	62 108 846 288
SANTOS (DONGGALA) PTY LTD	29 110 762 519
SANTOS EGYPT PTY LTD	12 109 652 333
SANTOS EXPLORATION PTY LTD	77 005 784 305
SANTOS FACILITIES PTY LTD	42 008 031 007

.../2

	A.B.N. or Company Number
SANTOS FINANCE LTD	81 002 799 537
SANTOS (GLOBE) PTY LTD	58 096 954 693
SANTOS GNUCO PTY LTD	39 066 042 411
SANTOS HIDES LTD	1-30340
SANTOS INTERNATIONAL HOLDINGS PTY LTD	57 057 585 869
SANTOS INTERNATIONAL OPERATIONS PTY LTD	86 010 546 308
SANTOS INTERNATIONAL VENTURES PTY LTD	60 123 982 749
SANTOS (JBJ1) PTY LTD	128 020 477
SANTOS (JBJ2) PTY LTD	128 020 824
SANTOS (JBJ3) PTY LTD	128 020 913
SANTOS (JPDA 06-104) PTY LTD	44 119 728 504
SANTOS (JPDA 91-12) PTY LTD	44 056 937 752
SANTOS (MADURA OFFSHORE) PTY LTD	70 085 618 711
SANTOS (NARNL COOPER) PTY LTD	75 004 761 255
SANTOS (NGA) PTY LTD	25 091 824 798
SANTOS NIUGINI EXPLORATION LIMITED	C11440
SANTOS (N.T.) PTY LTD	63 008 481 990
SANTOS (NTH BALI I) PTY LTD	83 106 393 622
SANTOS OFFSHORE PTY LTD	38 005 475 589
SANTOS OIL EXPLORATION (MALAYSIA) SDN BHD (In Liquidation)	162220-K
SANTOS (PAPALANG) PTY LTD	97 104 796 429
SANTOS PETROLEUM PTY LTD	95 000 146 369
SANTOS PETROLEUM MANAGEMENT PTY LTD	53 009 898 284
SANTOS PETROLEUM OPERATIONS PTY LTD	89 010 829 017
SANTOS (POPODI) PTY LTD	18 104 796 410
SANTOS QNT PTY LTD	33 083 077 196
SANTOS QNT (NO. 1) PTY LTD	54 083 077 221
SANTOS QNT (NO. 2) PTY LTD	52 083 077 276
SANTOS QUEENSLAND CORP	* 111 733 969
SANTOS RESOURCES PTY LTD	55 010 407 664
SANTOS (SAMPANG) PTY LTD	50 079 873 377
SANTOS (SPV) PTY LTD	64 116 866 043
SANTOS (TGR) PTY LTD	29 098 099 908
SANTOS TIMOR SEA PIPELINE PTY LTD	61 003 111 573
SANTOS TOG CORP	* 102 958 734
SANTOS TOGA PTY LTD	46 077 536 871
SANTOS TPC PTY LTD	66 107 141 980
SANTOS TPY CORP	* 102 958 707
SANTOS TPY CSG CORP	* 108 566 052
SANTOS UK (KAKAP 2) LIMITED	03115420
SANTOS VIETNAM PTY LTD	17 119 317 270
SANTOS (WARIM) PTY LTD	76 078 717 101
SESAP PTY LTD	87 078 847 257
TMOC EXPLORATION PROPRIETARY LIMITED	45 010 118 822
TRANSOIL PTY LTD	12 009 729 113
VAMGAS PTY LTD	76 006 245 110

* A.R.B.N

END